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                            June 14, 2023

       Lawrence Garcia
       Chief Executive Officer
       AmeriGuard Security Services, Inc.
       5470 W Spruce Avenue Suite 102
       Fresno CA 93722

                                                        Re: AmeriGuard Security
Services, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 30,
2023
                                                            Amendment No. 1 to
Form 10-K for Fiscal Year ended December 31, 2022
                                                            Filed May 24, 2023
                                                            File No. 333-173039
                                                            Response Dated May
22, 2023

       Dear Lawrence Garcia:

              We have reviewed your May 22, 2023 response to our comment letter and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apples to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 4, 2023 letter.

       Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2022

       General

   1. Please revise the financial statements and related disclosures included in your Annual
                                                        Report on Form 10-K and
Quarterly Report on Form 10-Q to address our comments on
                                                        the financial
statements and related disclosures included in Amendment No. 1 to your registration statement
on Form S-1, as filed on May 19, 2023 (File No. 333-271200). If you do not believe any
changes are required, please explain why. Prior to filing your amended Form 10-K and
10-Q, as applicable, please provide us with your proposed
                                                        revisions to these
filings.
 Lawrence Garcia
AmeriGuard Security Services, Inc.
June 14, 2023
Page 2

       You may contact Patrick Kuhn at (202) 551-3308 or Linda Cvrkel at (202) 551-3813 if
you have any questions.



FirstName LastNameLawrence Garcia                        Sincerely,
Comapany NameAmeriGuard Security Services, Inc.
                                                         Division of
Corporation Finance
June 14, 2023 Page 2                                     Office of Trade &
Services
FirstName LastName